UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2022

Commission File Number 001-41095

IMPERIAL PETROLEUM INC.

(Translation of registrant’s name into English)

331 Kifissias Avenue Erithrea 14561 Athens, Greece

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

As previously reported, on March 23, 2022, Imperial Petroleum, Inc. (the “Company”) issued Class B Warrants ( “Class B Warrants”) to purchase up to 43,124,950 shares of common stock, par value $0.01 per share (“Common Stock”), of the Company at an exercise price of $1.60 per share as part of an underwritten public offering.

On June 13, 2022, the Company entered into warrant exercise inducement offer letters (“Inducement Letters”) with several accredited investors that are existing holders (collectively, the “Exercising Holders”) of its Class B Warrants wherein the investors agreed to exercise 31,150,000 outstanding Class B Warrants (the “Existing Warrants”) to purchase an aggregate of 31,150,000 shares of Common Stock for cash, at an exercise price reduced by the Company from $1.60 per share to $0.70 per share. The Company expects to receive aggregate net proceeds of approximately $20.9 million from the exercise of the Existing Warrants by the Exercising Holders, after deducting fees and expenses.

In consideration for the immediate exercise of the Existing Warrants for cash, the Exercising Holders will receive new Class D warrants to purchase up to an aggregate of 31,150,000 shares of Common Stock (the “Class D Warrants”) in a private placement pursuant to Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”). Each Class D Warrant is immediately exercisable for one share of common stock at an exercise price of $0.80 per share and will expire five years from issuance. The form of Class D Warrant is filed as an exhibit to this report and is incorporated herein by reference.

Maxim Group LLC acted as financial advisor in connection with the transaction.

The Class D Warrants described above were offered in a private placement pursuant to an applicable exemption from the registration requirements of the Securities Act and, along with the shares of common stock issuable upon their exercise, have not been registered under the Securities Act, and may not be offered or sold in the United States absent registration with the SEC or an applicable exemption from such registration requirements. The securities were offered only to accredited investors. The Company has agreed to file a registration statement with the SEC covering the resale of shares of common stock issuable upon exercise of the Class D Warrants. We do not intend to apply for the listing of the Class D Warrants on any stock exchange

This report shall not constitute an offer to sell or a solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

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Attached to this report on Form 6-K as warrant inducement agent and Exhibit 4.1 is a copy of the form of Class D Warrant.

Attached to this report on Form 6-K as Exhibit 10.1 is a copy of the form of Inducement Letter between the Company and the several Exercising Holders.

Attached to this Report on Form 6-K as Exhibit 99.1 is a copy of the press release of the Company dated June 13, 2022 titled “Imperial Petroleum Enters into Warrant Exercise Transaction for $21.8 Million in Gross Proceeds”.

EXHIBIT INDEX

4.1	Form of Class D Warrant

10.1	Form of Inducement Letter

99.1	Press Release, dated June 13, 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 13, 2022

IMPERIAL PETROLEUM INC.

By:	/s/ Harry Vafias
Name:	Harry Vafias
Title:	Chief Executive Officer